

14047818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2013   AND ENDING   December 31, 2013

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

711 Fifth Avenue
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kim M. Wieland   212-832-8000
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
((Name – *if individual, state last, first, middle name)*)

345 Park Avenue   New York   NY   10154
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company LLC., as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Allen & Company LLC:

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiary (the Company), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Allen & Company LLC and subsidiary as of December 31, 2013 in accordance with U.S. generally accepted accounting principles.



February 25, 2014

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

Assets

Cash and cash equivalents	$	5,315
Investments, at fair value		330,312
Investment banking fees receivable		18,656
Receivables from clearing organization		5,071
Receivable from broker		1,058
Fixed assets, net of accumulated depreciation of $4,944		1,802
Due from affiliates		845
Other assets		4,176
Total assets	$	367,235

Liabilities and Member's Equity

Liabilities:		
Employee compensation payable	$	14,500
Post-retirement benefits obligation		23,899
Due to affiliates		11,529
Other liabilities		5,595
Total liabilities		55,523
Commitments and contingencies		
Member's equity		316,750
Accumulated other comprehensive loss		(5,038)
Total member's equity attributable to Allen & Company LLC		311,712
Noncontrolling interests		—
Total member's equity		311,712
Total liabilities and member's equity	$	367,235

See accompanying notes to consolidated statement of financial condition.

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

(1) Organization and Significant Accounting Policies

(a) Organization and Basis of Presentation

Allen & Company LLC (the Company), a wholly owned subsidiary of Allen Operations LLC (Member) was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. As of October 20, 2011, the Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934. Services provided by the Company include investment banking, trading, and securities brokerage activities.

Allen & Company Advisors LLP (AALLP) was formed as a Limited Liability Partnership in England and Wales as the entity facilitating the Company's investment banking business outside the United States. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Clearing Arrangement

The Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears securities transactions for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(c) Use of Estimates in the Preparation of Consolidated Statement of Financial Condition

The preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, which includes prevailing industry practices, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, particularly in the valuation of nonexchange traded investments and post-retirement benefits, as well as reported amounts of revenue and expenses associated with investment banking receivables at year end. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated financial statement.

(d) Cash and Cash Equivalents

Cash equivalents include investments with sufficient credit quality and an original maturity of three months or less. Due to the short-term nature of these instruments and insignificant credit risk, carrying value approximates the fair value.

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

(e) Investments at Fair Value

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement*. ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between current market participants at the measurement date."

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the terms and liquidity of the instrument, the financial condition and operating results of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. See note 2 of the notes to the consolidated statement of financial condition for additional discussion of ASC 820.

(f) Investment Banking Fees Receivable

Investment banking fees receivable consists of advisory services and underwriting fees earned by the Company. Due to the short-term nature, the carrying amounts approximates fair value.

(g) Receivables from Clearing Organization

These receivables represent funds on deposit with the clearing organization, as well as net payables and receivables from unsettled trades. Due to the short-term nature, the carrying amount approximates fair value.

(h) Receivable from Broker

Receivable from broker represents cash held at a brokerage firm. Due to the short-term nature, the carrying amount approximates fair value.

(i) Fixed Assets

Fixed assets consist of leasehold improvements, furniture, fixtures and equipment, and computer hardware and software, and are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful economic lives, which for leasehold improvements is the lesser of the lease terms or the life of the asset, and three to seven years for other fixed assets.

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

(j) **Employee Compensation Payable**

Employee compensation payable represents compensation due to revenue producing employees.

(k) **Non-Controlling Interest**

Allen & Company Advisors Limited (ACAL), a wholly owned subsidiary of the Company, holds a controlling interest in AALLP. The minority owners of AALLP have a noncontrolling interest in AALLP, which is classified in permanent equity.

(2) Investments at Fair Value

FASB ASC No. 820 provides a framework for measuring fair value. The standard requires the Company to provide expanded information about the assets and liabilities measured at fair value and the potential effect of these fair valuations on the Company's financial performance.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

The Company reviews its fair value hierarchy periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the end of the reporting period.

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

The following table presents the Company's investments that are recorded at fair value as of December 31, 2013.

Type of instrument	Assets at fair value			
	Level 1	Level 2	Level 3	Total
Money market mutual funds	$ 148,000	—	—	148,000
Equities – exchange traded	88,411	2,127	—	90,538
Equities – nonexchange traded (1)	—	—	35,406	35,406
Debt securities (1)	—	—	2,032	2,032
Warrants (2)	—	—	12,168	12,168
Limited partnership investments (3)	—	6,502	12,048	18,550
Limited liability companies (1)	—	—	23,618	23,618
Total investments – at fair value	$ 236,411	8,629	85,272	330,312

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on over the counter markets and listed securities for which no sale was reported on the last business day are valued at the last reported bid price. Greater use of management judgment is required in determining fair value when the volume or level of trading activity for a financial instrument has decreased and when certain factors suggest that observed transactions may not be reflective of orderly market transactions. Judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. Prices or quotes are weighed when estimating fair value with greater reliability placed on information from transactions that are considered to be representative of orderly market transactions.

(1)   Nonexchange traded equity and debt securities and limited liability company interests are measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., enterprise value/EBITDA, enterprise value/revenue), precedent transactions for similar companies, discounted cash flow analyses, probability-weighted expected return analyses and transaction prices observed for subsequent financing or capital issuance by the Company. Accordingly, these financial assets are reported as Level 3.

(2)   The value of warrants, where the underlying security is traded on a national securities exchange, is based upon the value of the stated market price of the underlying security in excess of the exercise price of the warrant. These warrants are generally classified within Level 2 of the fair value hierarchy. The Company determined that the fair value of the warrants held were derived using an options pricing model such as a Black-Scholes model is not materially different than that of the fair value methodology currently utilized. Nonexchange-traded warrants are measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., enterprise value/EBITDA, enterprise value/revenue), precedent

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)
Notes to Consolidated Statement of Financial Condition
December 31, 2013
(In thousands)

transactions for similar companies, discounted cash flow analyses, probability-weighted expected return analyses and transaction prices observed for subsequent financing or capital issuance by the company. Accordingly, these financial assets are reported as Level 3.

(3) Investments in limited partnerships, are measured at fair value based on the net asset value (NAV) of the funds provided by the fund managers or its equivalent and are categorized within Level 2 or Level 3 of the fair value hierarchy. The investment in limited partnership included as Level 2 is an investment in a hedge fund that invests in both long and short positions primarily in U.S. equities and the Company's investment is redeemable quarterly with 65 days prior written notice. Investments in limited partnerships included as investments within Level 3 are private equity funds, each with various investing strategies. Withdrawals are not permitted in this category. Distributions will be received as the underlying investments are liquidated.

The following is a reconciliation of Level 3 investments whose valuation technique requires unobservable inputs to determine fair value:

				Level 3 Investments		
	Equities	Debt securities	Warrants	Limited partnership investments	Limited liability companies	Total
Beginning balance – January 1, 2013	$ 28,111	1,829	4,114	7,625	17,910	59,589
Realized gains (losses)	7,644	(49)	—	136	146	7,877
Unrealized gains	3,157	52	8,054	741	2,097	14,101
Purchases	8,515	610	—	6,134	5,554	20,813
Sales	(11,332)	(410)	—	(2,588)	(2,089)	(16,419)
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3	(689)	—	—	—	—	—
Ending balance – December 31, 2013	$ 35,406	2,032	12,168	12,048	23,618	85,961

During 2013, an equity investment of $689 was transferred out of Level 3 to Level 2 as the Company began trading on a national securities exchange through an initial public offering. The security is subject to various sales restrictions and therefore classified as a Level 2 security.

The valuation process involved in Level 3 investments measurements is completed on an ongoing basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight and review. For assets classified as Level 3, various techniques as described above, are utilized by the corporate finance group to complete the valuations. All valuation changes are subject to approval by the Company's Chief Financial Officer.

(Continued)

ALLEN & COMPANY LLC

(A Wholly Owned Subsidiary of Allen Operations LLC)

(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

The following table displays valuation techniques and the range and weighted average of significant unobservable inputs for our Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

			Fair value measurements as of December 31, 2013		
	Fair value	Valuation technique	Unobservable inputs	Range	Weighted average
Investments at fair value: Equities/LLC					
Member Units	$ 59,556	Discounted Cash Flow	Discount Rate (%)	15 – 50	20.7
			Perpetuity Growth Rate (%)	2 – 25	4.7
		Public Comparable Method	EV / Revenue (x)	.4 – 11.1	6.8
			EV / EBITDA (x)	4.2 – 247.5	26.5
			Control Premium (%)	22 – 39.4	29.4
		Precedent Transaction Method	EV / Revenue (x)	.4 – 8.3	5.9
			EV / EBITDA (x)	5.7 – 48.3	22.1
Warrants	12,168	Discounted Cash Flow	Discount Rate (%)	15 – 40	24.3
			Perpetuity Growth Rate (%)	2 – 25	8.2
		Public Comparable Method	EV / Revenue (x)	.9 – 9.8	4.5
			EV / EBITDA (x)	6.4 – 42.3	17.8
			Control Premium (%)	23.5 – 39.4	28.5
		Precedent Transaction Method	EV / Revenue (x)	1.4 – 7.4	6.9
			EV / EBITDA (x)	7.1 – 30.8	16.6
Debt securities	2,032	Discounted Cash Flow	Discount Rate (%)	17.9 – 40	21.8
			Perpetuity Growth Rate (%)	2 – 6	3.5
		Public Comparable Method	EV / Revenue (x)	.8 – 5.1	3.4
			EV / EBITDA (x)	7.4 – 23.5	11.3
			Control Premium (%)	24.2 – 39.4	31.1
		Precedent Transaction Method	EV / Revenue (x)	1 – 5.8	5.8
			EV / EBITDA (x)	9.5 – 20.2	15.3

EBITDA is defined as earnings before interest taxes depreciation and amortization
EV is defined as enterprise value.

The significant unobservable inputs used in the fair value measurement of private equity securities, partner LLC interests, warrants and debt instruments are discount rates, exit multiples, book value multiples, EBITDA multiples, revenue compound annual growth rates, and historic financial performance. Increases (decreases) in any of discount rates in isolation can result in a lower (higher) fair value measurement. Increases (decreases) in any of exit multiples, book value multiples and revenue compound annual growth rates in isolation can result in a higher (lower) fair value measurement.

Since December 31, 2012, there have been no changes in valuation techniques within Level III that have had a material impact on the valuation of financial instruments.

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)
Notes to Consolidated Statement of Financial Condition
December 31, 2013
(In thousands)

(3) Employee Benefit Plans

The Company participates with Allen & Company Incorporated (ACI), a member of Allen Operations LLC, and JBar 9 LLC (JBar9), a related entity, in a qualified, noncontributory defined-benefit pension plan (the Plan) that provides retirement benefits to the majority of its eligible employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under the Employee Retirement Income Security Act of 1974 (ERISA), to the extent the contributions will be tax deductible.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the ERISA by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI and JBar9 in an unfunded contributory defined-benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

Effective January 1, 2009, the Company modified the pension and postretirement medical benefits plans, thereby, preventing all employees hired or rehired on or after January 1, 2009, from participating in either plan.

The plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2013, and the Company's funded status as of December 31, 2013, are as follows:

		Pension benefits	Medical benefits
Benefit obligation	$	47,802	17,804
Fair value of plan assets		41,707	—
Unfunded status	$	(6,095)	17,804
Benefit cost	$	2,195	1,379
Employer contributions		2,774	149
Participant contributions		—	27
Benefits paid		(780)	(183)

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

Amounts recognized in the consolidated statement of financial condition consist of the following:

	Pension benefits	Medical benefits
Post-retirement benefits obligation	$ (6,095)	(17,804)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension benefits	Medical benefits
Prior service cost (benefit)	$ (890)	(1,711)
Net loss	6,157	1,693
Net amount recognized	$ 5,267	(18)

The accumulated benefit obligation for the defined-benefit pension plan was $46,174 at December 31, 2013. The change in minimum liability credited to other comprehensive income for the pension plan for the year ended December 31, 2013, is $17,776. The change in minimum liability credited to other comprehensive loss for the medical plan for the year ended December 31, 2013 is $1,369. The Company expects to contribute $1,062 to its pension plan and $228 to its medical plan in 2014.

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

	Pension benefits	Medical benefits
Expected amortization of prior service cost/(credit)	$ 1	(204)
Expected amortization of net loss	1,184	104

Weighted average assumptions used to determine benefit obligations at December 31, 2013, are as follows:

	Pension benefits	Medical benefits
Discount rate	4.95%	5.03%
Rate of compensation increase	4.00	4.00

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

Weighted average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2013, are as follows:

	Pension benefits	Medical benefits
Discount rate	4.00%	4.25%
Expected long-term return on plan assets	6.00	N/A
Rate of compensation increase	4.00	4.00

For measurement purposes, a 9.1% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2013 decreasing to 6% for 2020 and beyond.

The Company's pension plan weighted average asset allocation, by asset category, at December 31, 2013, is as follows:

Asset category	Target allocation	Plan assets
Equity securities	60% +/- 5%	57.6%
Debt securities	40% +/- 5%	37.8
Money market securities	5% +/- 5%	4.6
Total		100.0%

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term, equity securities are expected to return 7%–9%, debt securities are expected to return 2%–4%, and money market securities are expected to return 0%–1%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension benefits	Medical benefits
Years ending December 31:		
2014	$ 1,062	228
2015	1,187	272
2016	1,358	338
2017	1,497	404
2018	1,626	460
2019–2023	10,370	3,560

The Plan's assets, excluding net interest and securities payable, that are carried at fair value as of December 31, 2013, are as follows:

Type of instrument	Plan assets at fair value			
	Level 1	Level 2	Level 3	Total
Common stock	$ 4,105	727	—	4,832
Corporate bonds (1)	—	4,506	17	4,523
Government bonds (2)	—	143	—	143
Municipal bonds (3)	—	1,000	—	1,000
Common collective trusts (4)	—	1,926	—	1,926
Mutual funds	16,419	—	—	16,419
Limited partnership (5)	—	—	2,741	2,741
Asset backed securities (6)	—	966	30	996
U.S. Treasuries (7)	—	2,493	—	2,493
Mortgage backed securities (8)	—	6,578	—	6,578
Sovereign debt (9)	—	32	—	32
Total investments	$ 20,524	18,371	2,788	41,683

(1) Corporate bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, and reported trades and other information available on comparable securities of issuers with similar credit ratings.

(2) Government bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating index benchmarks, cash flows, and prepayment speeds.

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

(3) Municipal bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, sector curves, rating updates, prepayment schedules, material events and reported changes.

(4) Common collective trusts are valued using the daily NAV, based on the fair value of the underlying securities.

(5) Limited partnership is valued using the month-end NAV, based on its proportionate share of the limited partnership's NAV as recorded in the limited partnership's financial statements. The limited partnership's NAV is based on the fair value of its underlying securities and other assets less liabilities.

(6) Asset backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(7) U.S. Treasuries are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating rate index benchmarks.

(8) Mortgage backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, IO/PO strips or floating index, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(9) Sovereign debt securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades or floating rate index benchmarks.

The following is a reconciliation of Level 3 investments whose valuation technique requires unobservable inputs to determine fair value:

	Level 3 Investments			
	Corporate bonds	Asset backed securities	Limited partnerships	Total
Beginning balance – January 1, 2013	$ 25	11	2,218	2,254
Beginning balance adjustment	(12)	12	238	238
Realized losses	—	—	—	—
Unrealized gains	—	1	285	286
Purchases	18	17	—	35
Sales	(1)	(2)	—	(3)
Net transfers into Level 3	—	—	—	—
Net transfers out of Level 3	(13)	(9)	—	(22)
Ending balance – December 31, 2013	$ 17	30	2,741	2,788

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

Limited Investment Partnership Redemptions

The Plan has an investment in a Limited Partnership, which is valued at NAV. This investment can be withdrawn by the Plan at NAV within 180 days of the measurement date, with at least 75 days written notice.

The Allen & Company 401(k) Savings Plan

The Company also has a noncontributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code.

The Company has instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009.

(4) **Income Taxes**

Income taxes are accounted for in accordance with ASC 740, *Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated statement of financial condition and prescribes a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2013, or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

The Member has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Member.

The Member is subject to New York City Unincorporated Business Tax (UBT) on net taxable income. The Company has been allocated UBT for consolidated financial statement purposes based on its net taxable income. The major sources of temporary differences for which a deferred tax asset of $295 has been recorded are post-retirement benefits, unrealized gains and losses, and difference in tax bases of partnership investments.

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)
Notes to Consolidated Statement of Financial Condition
December 31, 2013
(In thousands)

(5) Related Party Transactions

Substantially all of the due from affiliates relates to amounts due from ACI in connection with disbursements made on its behalf. Due to affiliates primarily represent amounts collected on behalf of affiliates.

(6) Commitments and Contingencies

(a) Lease Obligations

The Company's future minimum rental payments required under leases for New York office space and London office space that have remaining noncancelable terms of one year or more at December 31, 2013, which expire July 31, 2017, and June 24, 2019, respectively, are presented below:

	Total
Years ending December 31:	
2014	$ 4,250
2015	4,434
2016	4,417
2017	2,805
2018	559
2019 and thereafter	277
Total	$ 16,742

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

(b) Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2013, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves are established in accordance with ASC 450, *Contingencies*.

(c) Letter of Credit

The Company has an unfunded commitment to an investment, which is secured by a $641 letter of credit with a financial institution, which expires November 16, 2014. The letter of credit is collateralized with a money market fund held at that financial institution and is automatically renewed on a yearly basis unless otherwise advised by the Company.

(Continued)

ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

(d) Unfunded Commitments

At December 31, 2013, the Company had total unfunded commitments to various private companies and limited partnerships in the amount of $14,358.

(e) Broker-Dealer Activities

The Company clears securities transactions on behalf of clients through its clearing broker. In connection with these activities, clients' unsettled trades may expose the Company to off-balance-sheet credit risk in the event clients are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its client activities by monitoring the creditworthiness of its clients.

(7) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of technology and media companies. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and economic slowdowns.

(8) Net Capital Requirements

The Company is subject to the Net Capital Requirements of Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital of the greater of 2% of Aggregate Debits or $250 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2013, the Company had net capital of $174,313, which was $174,063 in excess of the minimum required net capital of $250.

(9) Subsequent Events

Subsequent to December 31, 2013, the Company made distributions to its Member amounting of $44,425. Management has considered the effects of events occurring after the date of the Company's consolidated financial statement through the date the consolidated financial statement was available to be issued on February 25, 2014.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures
Pursuant to SEC Rule 17a-5(e)(4)**

The Member
Allen & Company LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Allen & Company LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the list of assessment payments in Form SIPC-7 with the Company's cash disbursement records, noting no differences;

2. Compared the summation of "Total Revenues" reported on the Company's quarterly FOCUS Form X-17A-5 for the four quarterly periods ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, with the amounts reported in Form SIPC-7 for the twelve months ended December 31, 2013, noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and workpapers provided by management of the Company. Specifically, we compared:

    a. The deduction from line 2c(3) titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" on SIPC-7, to the Company's accounting records for the period of January 1, 2013 through December 31, 2013, noting no differences;

    b. The deduction from line 2c(5) titled "Net loss from securities in investment accounts" on SIPC-7, to the Company's accounting records for the period of January 1, 2013 through December 31, 2013, noting no differences; and

    c. The deduction from line 2c(9)(i) titled "Total interest and dividend expense but not in excess of total interest and dividend income" on SIPC-7, to the summation of the Company's quarterly FOCUS reports for the period from January 1, 2013 through December 31, 2013, noting no differences.



4.   Recalculated the mathematical accuracy of the "General Assessment" line 2e by adding "Total revenue," "Total Additions," and subtracting "Total Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d. We then recalculated the SIPC Net Operating Revenues by the assessment fee of one quarter of one percent (0.25%), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2014